11019095

SECURIT… …SSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-13846

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 Third Street North
(No. and Street)

Oakdale	MN	55128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Fergesen 651-702-1818
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WOODBURY FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

This report * contains (check all applicable boxes):

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

AFFIRMATION

I, Richard D. Fergesen, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Woodbury Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2010, are true and correct. I further swear that, to the best of my knowledge and belief, neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard D. Fergesen
Senior Vice President and Chief Financial Officer

Subscribed to before me this day of 2/23, 2011.

Notary Public

VICKI L. KOLASA
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Woodbury Financial Services, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g, h, and i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2011

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH	$ 49,579,632
CASH AND SECURITIES SEGREGATED	250,000
RECEIVABLES:	
Affiliated companies	7,835,112
Unaffiliated companies	7,517,448
Total receivables	15,352,560
INVESTMENT IN EQUITY SECURITIES — At fair value	26,950,916
INCOME TAX RECEIVABLE - Due from affiliate	2,466,586
DEFERRED TAX ASSETS — Due from affiliate	68,339,035
GOODWILL	9,698,545
INTANGIBLE ASSETS (Net of accumulated depreciation of $380,476)	344,294
OTHER ASSETS, NET	9,708,777
TOTAL ASSETS	$ 182,690,345

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable:	
Customers	$ 6,140
Affiliated companies	3,382,840
Total accounts payable	3,388,980
Accrued expenses	6,079,404
Accrued commissions	14,931,975
Agent deferred compensation and commissions	25,238,903
Other liabilities	1,835,862
Total liabilities	51,475,124
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share — authorized, 50,000	25,000
Additional paid-in capital	398,567,672
Accumulated deficit	(267,377,451)
Total stockholder's equity	131,215,221
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 182,690,345

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES — Product revenue:	
Sales commissions and dealer concessions	$ 154,596,406
Trail commissions	52,187,302
Marketing allowances	6,785,031
Advisory fees	21,842,707
Total product revenue	235,411,446
OTHER REVENUE:	
Investment income	326,459
Net gain on investments (realized and unrealized)	3,005,252
Total other revenue	3,331,711
EXPENSES:	
Representative commissions	199,659,656
Employee compensation and benefits	20,050,901
Travel, promotion, and awards	1,278,305
Facilities and equipment	3,121,019
Shared services	9,865,858
Other general and administrative	4,767,418
Total operating expenses	238,743,157
INCOME BEFORE INCOME TAXES	-
INCOME TAX EXPENSE	(40,222)
NET LOSS	$ (40,222)

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (40,222)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Net gain on investments (realized and unrealized)	(3,005,252)
Amortization expense	111,224
Decrease in deferred tax asset due from affiliate	7,949,285
Changes in operating assets and liabilities:	
Increase in affiliated company receivables	(731,041)
Increase in unaffiliated company receivables	(1,824,402)
Decrease in income tax receivable from affiliate	(2,466,586)
Increase in other assets, net	(387,596)
Decrease in customer payables	(2,803)
Increase in affiliated company payables	122,573
Increase in accrued expenses	481,028
Increase in accrued commissions	1,630,890
Increase in agent deferred compensation and commissions	3,442,773
Decrease in income tax payable to affiliate	(1,451,858)
Increase in other liabilities	977,787
Net cash provided by operating activities	4,805,800
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of mutual funds	(2,873,678)
Proceeds from sale of mutual funds	3,067,272
Net cash provided by investing activities	193,594
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,999,394
CASH — Beginning of year	44,580,238
CASH — End of year	$49,579,632
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Income taxes received from affiliate — net of payments made	$ 3,990,620

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — December 31, 2009	$ 25,000	$ 398,567,672	$ (267,337,229)	$ 131,255,443
Net loss			(40,222)	(40,222)
BALANCE — December 31, 2010	$ 25,000	$ 398,567,672	$ (267,377,451)	$ 131,215,221

1. NATURE OF OPERATIONS

Woodbury Financial Services, Inc. ("WFS" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Adviser Act of 1940, which distributes, principally, shares of affiliated and unaffiliated mutual funds, variable life, variable annuity products, general securities, fixed life insurance products, and investment advice. The Company is a wholly owned direct subsidiary of Hartford Life and Annuity Insurance Company ("HLAIC" or "Parent"). HLAIC is ultimately a wholly owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company executes and clears its brokerage transactions on a fully disclosed basis through Pershing, LLC ("Pershing").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for commissions receivable and payable, the valuation allowance on deferred tax assets, the valuation of the allowance for credit losses, and the valuation of intangible assets and goodwill.

Sales Commission and Dealer Concessions and Representative Commissions — Sales commission and dealer concessions and the related representative commissions expense on customer purchases of mutual fund shares, annuities, life insurance products, and other securities are recorded on a trade-date basis.

Trail Commissions — Commission revenue and expense for trail commissions earned on assets under management are recognized in the period in which they are earned and are accrued for on a monthly basis.

Marketing Allowances — Marketing allowances are recognized in the period in which they are earned and are accrued for on a monthly basis.

Advisory Fees — Advisory fees are collected from vendors on a quarterly basis. Receipts from vendors that pay in advance are deferred and recognized monthly as they are earned. Receipts from vendors that pay in arrears are accrued for on a monthly basis.

Operating Expenses — Employee compensation and benefits expense, travel, promotion and awards expense, facilities and equipment expense, shared services expense, and other general and administrative

expense are recorded when incurred relating to services provided in facilitating the operations of the Company, including those provided by the affiliate.

Cash — Cash represents cash on deposit in commercial bank checking accounts.

Investments in Equity Securities — Equity security investments with a cost of $22,010,152 relate to the investments in the Company's commission and compensation plans (further discussed in Note 6) and are carried at market value. The market value of investments in equity securities is determined based on the quoted value of these funds in established markets. Changes in the market value of equity securities are recorded in the results of operations.

Financing Receivables – Financing receivables are recorded in Other Assets on the Statement of Financial Condition and primarily represent outstanding receivables from the Company's independent registered representatives. Interest earned on the receivables is recorded using accrual based accounting. The company evaluates the collectability of the outstanding receivables frequently and records a reserve when it becomes probable that an outstanding amount will not be fully recoverable. The receivable values consist of the unpaid principal balance and accrued interest, net of allowance for credit loss. Details on the value of the receivables and credit loss reserves are discussed in Note 7.

Agent Deferred Compensation and Commission — The Company records a liability and compensation expense related to eligible independent representatives participating in the Company's compensation and commission plans (see Note 6) when the related service has been provided by the independent representative.

Goodwill — Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets acquired in 2007. At December 31, 2010, goodwill was recorded at $9,698,545. Goodwill is not amortized, but the Company performs impairment tests annually and whenever events or circumstances occur indicating that goodwill might be impaired. The Company completed its annual goodwill assessment as of September 30, 2010, which resulted in no write-downs of goodwill in 2010.

Income Taxes — The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus, the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under generally accepted accounting principles. Thus, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

New Accounting Pronouncements:

In January 2010, the FASB issued new guidance, *Improving Disclosures About Fair Value Measurements*, which is intended to improve disclosures of fair value measurements. The guidance requires disclosures of (1) the amounts of significant transfers in and out of Level I and Level II fair

value measurements, as well as the reasons for the transfers, (2) separately presented information about purchases, sales, issuances and settlements in the reconciliation of Level III fair value measurements, (3) fair value measurement for each class of assets and liabilities, and (4) valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activities in Level III fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted this guidance on January 1, 2010. The adoption had no material impact on the Company's financial statements.

On July 21, 2010, the FASB issued amended guidance, *Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit* which amends previous guidance by requiring more robust and disaggregated disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses. The objective of enhancing these disclosures is to improve financial statement users' understanding of (1) the nature of an entity's credit risk associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The Company has adopted the portions that are effective for interim and annual reporting periods beginning for the first interim or annual reporting periods ending on or after December 15, 2010. Refer to Note 7 for the required disclosures.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally accepted accounting principles establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels described as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs reflect the Company's own judgment about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets include financial instruments whose values are determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The fair value of equity securities in an active and orderly market (e.g. not distressed or forced liquidation) are determined by management after considering one of three primary sources of information: third-party pricing services, independent broker quotations or pricing matrices. When applicable, security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third-party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. For Level 1 investments, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date.

In many situations, inputs used to measure the fair value of an asset or liability position may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. Transfers of securities among the levels occur at the beginning of the reporting period; however the Company had no transfers between levels for the year ended December 31, 2010. As of December 31, 2010 the assets and liabilities by type of inputs applicable to the fair value measurements are as follows:

	Fair Value Measurements on a Recurring Basis			
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Equity securities	$ 26,950,916	$ -	$ -	$ 26,950,916
Total	$ 26,950,916	$ -	$ -	$ 26,950,916

All other assets and liabilities which qualify as financial instruments under generally accepted accounting principles are carried at contractual amounts approximating fair value.

4. INTANGIBLE ASSETS

The following table shows the Company's acquired intangible assets that are subject to amortization expense. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

	Remaining Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Amortization
Other acquired intangibles	4.7 years	$ 724,770	$ 380,476

Amortization expense for the year ended December 31, 2010, was $111,224. Estimated future amortization expense for the succeeding five years is as follows:

December 31	
2011	$99,631
2012	90,316
2013	82,830
2014	33,309
2015	19,774

5. RELATED-PARTY TRANSACTIONS

The Company incurs significant costs associated with its distribution of mutual funds, annuities, and life insurance products manufactured by affiliated life insurance and mutual fund companies as described in Note 1. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, the Company pays all net income to HLAIC to achieve break-even results on a pretax basis. Such additional expenses were approximately $849,000 in 2010 and are included in marketing allowances on the statement of operations. Revenues from the sales of all affiliated products totaled approximately $58,677,000 in 2010.

The Company has an expense and cost allocation agreement with its Parent. The Company reimburses HLAIC for operating expenses paid by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLAIC approximately $35,995,000 of costs incurred in 2010. Included in the reimbursement to HLAIC, the Company was allocated costs of approximately $9,866,000, which relate to shared services, such as human resources, building services, legal, and compliance expenses. This arrangement is in accordance with SEC expense guidance, however, they may not be indicative of the costs that would have been incurred on a standalone basis.

As of December 31, 2010, the Company had receivables due from the following entities:

Union Security Insurance Company (USIC)	$ 150,977
Hartford Investment Financial Services, LLC (HIFSCO)	557,818
Hartford Life Insurance Company	5,257
Hartford Life and Annuity (IHLAIC)	7,121,060
Total	$7,835,112

As of December 31, 2010, the Company had payables due to the following entities:

Hartford Life and Accident (HLAIC)	$3,341,352
Hartford Mutual Fund Co.	41,488
Total	$3,382,840

In addition, $2,466,586 related to current income taxes is due from The Hartford and $68,339,035 is due from The Hartford related to a deferred tax asset at December 31, 2010 (see Note 10).

6. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. The plans provide pension benefits based on years of service and compensation during employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap, which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A common stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits, which include unemployment and social security costs, were approximately $4,936,000 during 2010. This allocation is included in the reimbursement to HLAIC described in Note 5.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999, and, as a nonqualified plan, is not subject to ERISA. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed to a variety of equity security investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year that the market value change occurs. At December 31, 2010, the Company had $13,032,027, recorded as an agent deferred compensation liability related to the Plan. The fair value of assets held by the Company at December 31, 2010, was $15,056,468, and are recorded within Investment in Equity Securities on the Statement of Financial Condition; investment income recorded in 2010 related to these assets was $30,408; and unrealized and realized gains were $1,532,353 during 2010, which have been recorded within Investment Income and Net Gain on Investments, respectively, on the Statement of Financial Condition. The difference between the liability and the asset results from the timing of deferred compensation vesting. The Company contributed $1,398,239 to the Plan, recognized $1,625,673 in expense related to vesting of participant accounts, which has been recorded within Representative Commissions on the Statement of Operations.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. Deferred Commission Plan (the "Deferred Commission Plan"). The Deferred Commission Plan was established effective January 1, 2005, and, as a nonqualified plan, is not subject to ERISA. Under the Deferred Compensation Plan, eligible representatives make contributions, which are 100% vested and nonforfeitable, except in the case of involuntary termination. The contributions are directed to a variety of equity security investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the

market value of the investments will increase or reduce the amount of payment to the Plan participants and are recognized by the Company in the year that the market value changes occur. At December 31, 2010, the Company had $12,206,876, recorded as agent deferred commission liability related to the Deferred Commission Plan. The fair value of the assets held by the Company at December 31, 2010, was $11,894,448, and are recorded within Investment in Equity Securities on the Statement of Financial Condition; investment income related to these assets was $38,417 in 2010, and unrealized and realized gains were $1,379,776 during 2010, which have been recorded within Investment Income and Net Gain on Investments, respectively, on the Statement of Financial Condition. The difference between the liability and asset results from timing of the deferred contribution into the equity security investment options as the deferral for the current month is invested in the following month. The participants contributed $2,235,645 to the Deferred Commission Plan, and the Company expensed $1,097,511 related to market value appreciation during 2010, which is recorded within Representative Commissions on the Statement of Operations.

7. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

Financing receivables with terms greater than one year generally arise through the execution of an unsecured promissory note ("loans") between the Company and the independent registered representative(s). The Company intends to hold the loans through maturity. The Company's outstanding financing receivables are monitored on a monthly basis to identify potential credit loss and impairment. The receivables are considered to be impaired when based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the contractual terms of the promissory note.

Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan and of the Company's loan portfolio, event of default of the promissory note, status of the representative's selling contract with the Company, any regulatory or legal action related to the representative and compensating balances with the Company. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates.

For specific promissory notes that are deemed impaired, a loan loss reserve is established for the difference between the carrying amount, less any compensating balances, and the expected cash flow. An additional loan loss reserve is established for estimated probable credit losses on certain homogenous groups of promissory notes. Changes in the loan loss reserve are recorded in Allowance for Doubtful Accounts. The unpaid principal balance and accrued interest are recorded net of Allowance for Doubtful Accounts in Other Assets.

Interest income on impaired loans is accrued to the extent it is deemed collectable and the loans continue to perform under the original or restructured terms. Receipts on impaired loans are applied towards accrued interest, unpaid principal balance and collection costs, if applicable, before applying to non accrued interest. Interest income ceases to accrue for loans when the receipt of cash flows is not considered probable or if a loan is more than 90 days past due. Loans may resume accrual of interest status when it is probable cash will be received in the foreseeable future. Non accrued interest income on defaulted loans is recognized when received.

The Company does not have Off-Balance Sheet credit exposure as a result of these financing receivables.

The following table presents the Company's outstanding financing receivables to independent registered representatives as of December 31, 2010:

	Outstanding Balance [1]	Loan Loss Reserve	Carrying Value
Loans to representatives	$9,909,560	$ 570,291	$ 9,339,269
Total financing receivables	$ 9,909,560	$ 570,291	$ 9,339,269

[1] Outstanding loan balance includes principal and interest accrued

Financing receivables impaired as of December 31, 2010 were as follows:

	Outstanding Balance	Loan Loss Reserve	Carrying Value
Impaired loans in nonaccrual status	$ 507,427	$ 462,240	$ 45,187
Impaired loans accruing interest	688,804	102,218	586,586
Total financing receivables	$ 1,196,231	$ 564,458	$ 631,773

The unpaid principal balance on the impaired loans was $1,071,306 at December 31, 2010. The average carrying value of the investment in impaired loans during the year end December 31, 2010 is $585,773. Interest income recognized during 2010 on loans that were deemed impaired was $17,549. The amount of interest income recognized in 2010 using the cash basis method of accounting during the time the loans were impaired is $1,294.

Changes in the allowance for loan losses for the year ended December 31, 2010 were as follows:

Balance as of January 1	$ 473,317
Additions	96,974
Deductions	-
Total reserve	$ 570,291

As of December 31, 2010, the Company has a cumulative allowance for loan losses provision of $570,291 as follows:

	Carrying Value	Loan Loss Reserve
Specific reserves methodology	$ 631,772	$ 564,458
General reserves methodology	8,707,497	5,833
Total	$ 9,339,269	$ 570,291

The total recorded allowance for loan losses, in management's judgment, is adequate to provide for probable loan losses inherent in the financing receivable portfolio as of December 31, 2010.

8. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company calculates Net Capital under the alternative method identified by Rule 15c3-1, which requires the Company to maintain Net Capital at the greater of $250,000 or 2% of aggregated debits.

At December 31, 2010 the Company's net capital of $24,776,893 was $24,526,893 in excess of the required net capital.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

9. RESERVE REQUIREMENTS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At December 31, 2010, the Company had a balance of $250,000 in the special reserve account, which is cash on deposit at a commercial bank, for the exclusive benefit of customers and had a requirement to have a balance of $6,140.

10. FEDERAL INCOME TAXES

Income tax provision for the year ended December 31, 2010, consists of the following:

Federal:	
Current benefit	$ (7,909,064)
Deferred provision	7,949,286
Income tax provision	$ 40,222

The Company's net deferred tax asset recorded on the statement of financial condition is made up of a deferred tax asset of $70,463,558 and a deferred tax liability of $2,124,523. The significant components of the Company's net deferred tax asset as of December 31, 2010, result from differences between the tax basis and book basis of items such as goodwill, deferred compensation and commissions, investments and the existence of alternative minimum tax credit carryforwards.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. Deferred tax assets are measured using the enacted tax rates expected to be in effect when such benefits are realized if there is no change in tax law. Under U.S. GAAP, The Hartford's management tests the value of deferred tax assets for impairment on a quarterly basis at the entity level within each tax jurisdiction, consistent with the consolidated filed tax return. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The determination of the valuation allowance for our deferred tax assets is made at the consolidated level and requires The Hartford's management to make certain judgments and assumptions. In evaluating the ability to recover deferred tax assets, The Hartford has considered all available evidence as of December 31, 2010 including past operating results, the existence of cumulative losses in the most recent years, forecasted

earnings, future taxable income, and prudent and feasible tax planning strategies. In the event The Hartford determines it is more likely than not that we will be able to realize all or part of our deferred tax assets in the future, an increase to the Company's valuation allowance would be charged to earnings in the period such determination is made. Likewise, if it is later determined that it is more likely than not that those deferred tax assets would be realized, the previously provided valuation allowance would be reversed. The Hartford's judgments and assumptions are subject to change given the inherent uncertainty in predicting future performance and specific industry and investment market conditions.

The Company has recorded a deferred tax asset valuation allowance that is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized. The deferred tax asset valuation allowance was $5,550 as of December 31, 2010. The recording of the valuation allowance during 2010 was triggered by the recognition of additional realized losses on investment securities which were incurred in the first quarter. In assessing the need for a valuation allowance, The Hartford's management considered future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, and taxable income in prior carryback years, as well as tax planning strategies that include holding a portion of debt securities with market value losses until recovery, selling appreciated securities to offset capital losses, business considerations, such as asset-liability matching, and the sales of certain corporate assets, including a subsidiary. Such tax planning strategies are viewed by The Hartford's management as prudent and feasible and will be implemented if necessary to realize the deferred tax asset. Changing economic conditions and market volatility can adversely impact The Hartford's tax planning strategies and in particular The Hartford's ability to utilize tax benefits on previously recognized realized capital losses.

The Hartford files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions, with few exceptions, The Hartford is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007. The IRS examination of the years 2007-2009 commenced during 2010 and is expected to conclude by the end of 2012. In addition, the Company is working with the IRS on a possible settlement of a Dividends Received Deduction ("DRD") issue related to prior periods which, if settled, may result in the booking of tax benefits. Such benefits are not expected to be material to the statement of operations. The Company does not anticipate that any of these items will result in a significant change in the balance of unrecognized tax benefits within 12 months. The Hartford's management and the Company believe that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

The Hartford's management has performed an ASC 740 analysis and concludes that there are no uncertain tax positions relating to the Company.

11. CONTINGENT LIABILITIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

Apart from the inherent difficulty of predicting litigation outcomes, particularly those that will be decided by a jury, many of the matters referred to above purport to seek substantial damages for unsubstantiated conduct spanning a multi-year period based on novel and complex legal theories and damages models. The alleged damages typically are not quantified or factually supported in the complaint, and, in any event, the Company's experience shows that demands for damages often bear

little relation to a reasonable estimate of potential loss. Most are in the earliest stages of litigation, with few or no substantive legal decisions by the court defining the scope of the claims, the class (if any), or the potentially available damages. In many, the Company has not yet answered the complaint or asserted its defenses, and fact discovery is still in progress or has not yet begun. Accordingly, management cannot estimate the possible loss or range of loss, if any, or predict the timing the eventual resolution of these matters.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2010, and through February 25, 2011 which is the date the financial statements were available to be issued. The Company has not evaluated subsequent events after that date for presentation in these financial statements. There are no subsequent events requiring disclosure in or adjustment to the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

WOODBURY FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2010

TOTAL STOCKHOLDER'S EQUITY	$131,215,221
OTHER DEDUCTIONS	720,000
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Receivable from affiliates	7,835,112
Income tax receivable from affiliates	2,466,586
Deferred tax asset	68,339,035
Receivable from unaffiliated companies	5,591,002
Goodwill	9,698,545
Intangible assets	344,294
Other assets	11,420,790
	105,695,364
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	24,799,857
HAIRCUTS ON SECURITIES	22,964
NET CAPITAL	24,776,893
MINIMUM CAPITAL REQUIRED (The greater of $250,000 or 2% of aggregate debits)	250,000
EXCESS NET CAPITAL	$ 24,526,893

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2010 as filed on January 24, 2011.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

CREDITS — Free credit balances and other credit balances in customers' security accounts	$ 6,176
DEBITS	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 6,176
TOTAL CASH OR QUALIFIED SECURITIES HELD IN A "SPECIAL RESERVE BANK ACCOUNT" FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS	$250,000

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2010 as filed on January 24, 2011.

WOODBURY FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

1.	Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	
	A. Market value	Zero
	B. Number of items	N/A
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	
	A. Market value	Zero
	B. Number of items	N/A

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2010. as filed on January 24, 2011.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2011

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

In planning and performing our audit of the financial statements of Woodbury Financial Services, Inc. (the "*Company*") as of and for the year ended December 31, 2010 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Woodbury Financial Services, Inc.

(SEC I.D. No. 8-13846)

Financial Statements as of and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT